Kash n' Karry Food Stores, Inc.    Contact: Raymond P. Springer
                                                 813-621-0274


             KASH N' KARRY FOOD STORES, INC., ADOPTS
                     SHAREHOLDER RIGHTS PLAN

_________________________________________________________________


TAMPA, FLORIDA (April 13, 1995) - The Board of Directors of Kash n' Karry Food Stores, Inc. today declared a dividend of one Preferred Share Purchase Right on each outstanding share of Kash n' Karry common stock. The dividend is payable on April 27, 1995 to the stockholders of record on that date, and is not taxable to stockholders. The Rights will expire on April 13, 2000.

Ron Johnson, Chairman of the Board, Chief Executive Officer and President of Kash n' Karry stated: "The Rights are designed to assure that all of Kash n' Karry's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against open market accumulations of shares where control of Kash n' Karry could pass to one or a group of stockholders without paying all stockholders a control premium. The Board concluded that this is particularly important in view of the large concentration of shares in a small number of stockholders, and all directors voting on the Shareholder Rights Plan voted for its approval."

Generally, the Rights will be exercisable only if a person or group acquires 25% or more (or 29% or more in the case of a stockholder which currently owns in excess of 25%) of Kash n' Karry's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 25% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $76.00, subject to adjustment as described in the Rights Agreement.

If a person or group acquires 25% or more (or 29% or more in the case of the stockholder which currently owns in excess of 25%) of Kash n' Karry's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Kash n' Karry's common shares having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 25% or more (or 29% or more in the case of the stockholder which currently owns in excess of 25%) of the Company's common stock, the Rights are redeemable in whole, but not in part, for one cent per Right at the option of the Board of Directors. In addition, holders of at least 10% of the outstanding common stock of the Company may, in accordance with certain procedural requirements set forth in the Rights Plan, direct the Company's Board of Directors to call a vote at the Company's next annual meeting of stockholders for the purpose of authorizing the redemption of the Rights. If a vote on such resolution is approved by holders of a majority of the outstanding shares of common stock, the Rights will automatically be redeemed.


The Board of Directors is authorized to reduce the 25% thresholds referred to above to not less than the greater of (i) the largest percentage of the Company's common stock then known to the Company to be beneficially owned by any person or group and (ii) 10%. The Board of Directors is also authorized to extend the final maturity of the Rights beyond April 13, 2000 and, in certain circumstances, to increase the applicable purchase price.

The Rights are intended to enable all Kash n' Karry stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

Kash n' Karry operates 99 food stores and 33 liquor stores in West Central Florida, and has annual revenues of $1.07 billion. With
8,400 associates, it is one of Tampa Bay's largest employers.